NEWS RELEASE

Canarc Closes the First Tranche of Non-Brokered Private Placement

Vancouver, Canada – December 21, 2012 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has closed the first tranche of its previously announced non-brokered private placement.

The first tranche of the private placement consists of 4,500,000 units at a price of CAD$0.11 per unit for total proceeds of CAD$495,000 with each unit comprised of one common share and one share purchase warrant.  Each warrant is exercisable to acquire one common share for a period of 36 months at an exercise price of CAD$0.15 per share during the initial 24 months, and at CAD$0.20 per share for the remaining 12 months.  The warrants are subject to an accelerated expiry whereby if after April 20, 2013, the 10 day volume weighted average trading price on the Toronto Stock Exchange equals or exceeds CAD$0.30 per share, the Company will have the right to accelerate the exercise of the warrants by giving 30 days written notice to the warrant holders.  All common shares issued in the private placement are subject to a hold period of four months plus one day from the closing date of the private placement.

The second and final tranche totalling 1.6 million units is expected to close on or before year-end.  Proceeds from the financing will be added to working capital for general and administrative expenses.

CANARC RESOURCE CORP.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking to consummate a partnership to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.  Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC and the Tay LP gold property in the Yukon Territory.

For More Information - Please contact Gregg Wilson, Vice-President (Investor Relations), or Maelle Trevedy, Investor Relations Assistant

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net